Exhibit 12.1

CALLAWAY GOLF COMPANY

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

(In Thousands)

	Years Ended December 31,
	2011	2010	2009	2008	2007
EARNINGS:
Income (loss) from continuing operations before income taxes and non-controlling interest	$(89,674)	$(35,215)	$(29,128)	$100,341	$88,264
Fixed charges	26,131	25,352	17,304	8,817	8,523

Total earnings	(63,543)	(9,863)	(11,824)	109,158	96,787

FIXED CHARGES:
Interest on debt and amortization of deferred financing costs	1,618	848	1,737	4,666	5,363
Estimated interest expense included in rental expense	7,439	4,656	4,522	4,151	3,160
Preference security dividends, pre-tax	17,073	19,849	11,045	—	—

Total fixed charges	$26,130	$25,353	$17,304	$8,817	$8,523

RATIO OF EARNINGS TO FIXED CHARGES	— (1)	— (1)	— (1)	12.38	11.36

(1)	Earnings for the years ended December 31, 2011, 2010 and 2009 were insufficient to cover fixed charges by $89.7 million, $35.2 million and $29.1 million, respectively.